SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

June 6, 2018

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

M.J. van Ginneken

Koninklijke Philips N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips announces exchange ratio for 2017 dividend in shares”, dated June 5, 2018.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 6th day of June, 2018.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken

(Chief Legal Officer)

Press Information

June 5, 2018

Philips announces exchange ratio for 2017 dividend in shares

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA) (NYSE: PHG, AEX: PHIA) today announced that the exchange ratio for the dividend in shares for the year 2017 has been determined. The exchange ratio is 1 new common share for every 44.2563 existing common shares. This ratio was based on the volume weighted average price on Euronext Amsterdam of May 30 and 31, and June 1, 2018, of EUR 35.3750 and was calculated in a manner that the gross dividend in shares is approximately equal to the gross dividend in cash.

Shareholders were given the opportunity to make their choice between cash and shares between May 9, 2018 and June 1, 2018. If no choice was made during this election period, the dividend will be paid in cash. Both the dividend in cash and the dividend in shares will be made payable to shareholders from June 6, 2018.

On the dividend record date, May 8, 2018 the total number of common shares outstanding, after deduction of treasury shares was 922,390,075 shares (2017: 927,486,796 shares). For 45.7% of the shares, an election was made for a share dividend, resulting in the issuance of 9,533,223 new common shares (2017: 48.3% and 11,264,163 new common shares, respectively).

For further information, please contact:

Ben Zwirs

Philips Group Press Office

Tel.: +31 6 1521 3446

E-mail: ben.zwirs@philips.com

Ksenija Gonciarenko

Philips Investor Relations

Tel.: +31 20 5977055

E-mail: ksenija.gonciarenko@philips.com

About Royal Philips

Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people’s health and enabling better outcomes across the health continuum from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions.

June, 2018 Page: 2

Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips generated 2017 sales of EUR 17.8 billion and employs approximately 74,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.